April 21, 1999


BY FAX (202) 942-9533


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Withdrawal of Apria Healthcare Group Inc.'s Registration Statement on Form S-3 (File No. 333-68031)


Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Apria Healthcare Group Inc., a Delaware corporation, hereby requests the withdrawal of its Registration Statement on Form S-3 (No. 333-68031), filed with Securities and Exchange Commission on November 25, 1998 (the "Registration Statement"). This application for withdrawal is made because the Company has decided not to proceed with the rights offering which was the subject of the Registration Statement.


                           Apria Healthcare Group Inc.



                           By /s/ Robert S. Holcombe
                              ----------------------------------------
                              Robert S. Holcombe
                              Senior Vice President, Secretary and
                                General Counsel


cc:  Paul Fischer, Division of Corporation Finance
     Jeffrey Riedler, Assistant Director
     Andrew E. Bogen, Esq., Gibson, Dunn & Crutcher
     John F. Olson, Esq., Gibson, Dunn & Crutcher